UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Human Resources Administrative Committee and Plan Sponsor and Participants of the People’s Untied Bank, N.A. 401(k) Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since December 31, 2012.

/s/ McSoley McCoy & Company

June 26, 2020

South Burlington, Vermont

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2019 and 2018

(In thousands)

	2019	2018
Assets:
Investments (note 3):
Mutual fund shares	$543,150	$429,579
People’s United Financial, Inc. common stock	89,576	77,962
Self-directed brokerage account	10,649	5,661
Common trusts	261,983	204,306

Total investments, at fair value	905,358	717,508
Putnam Stable Value Fund, at net asset value	127,519	127,207

Total investments	1,032,877	844,715

Receivables:
Notes receivable from participants (note 4)	17,312	16,599
Plan transfer in transit (notes 1 and 11)	16,616	—
Employer contributions (note 5)	13,291	12,184
Participant contributions (note 5)	462	402
Securities sold	5	—

Total receivables	47,686	29,185

Total assets available for plan benefits	1,080,563	873,900

Liabilities:
Accrued plan expenses	37	55

Total liabilities	37	55

Net assets available for plan benefits	$1,080,526	$873,845

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2019 and 2018

(In thousands)

	2019	2018
Additions to net assets attributed to:
Net appreciation (depreciation) in fair
value of investments (note 3)	$165,036	($91,096)
Interest and dividends	22,561	31,968

Net investment income (loss)	187,597	(59,128)

Contributions:
Participant	43,371	37,878
Employer	29,757	26,759

Total contributions	73,128	64,637

Interest, notes receivable from participants (note 4)	910	775

Plan transfers in (note 1)	17,179	26,492

Total additions, net	278,814	32,776

Deductions from net assets attributed to:
Distributions to participants	72,133	69,543

Total deductions	72,133	69,543

Net increase (decrease) in net assets available for plan benefits	206,681	(36,767)
Net assets available for plan benefits, beginning of year	873,845	910,612

Net assets available for plan benefits, end of year	$1,080,526	$873,845

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(1)	Plan Description

The People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank, N.A. (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Fidelity Management Trust Company (as “Trustee”) and Fidelity Investments (as “Recordkeeper”) (collectively “Fidelity”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Human Resources Administrative Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, People’s United Financial, Inc. common stock, BrokerageLink (a self-directed brokerage account), or any of a series of mutual funds or common trust investment options offered by the Plan.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant (or their beneficiary, subject to certain Plan provisions) may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Effective December 31, 2019, the Farmington Bank 401(k) Plan as adopted by Farmington Bank was merged with and into the Plan and assets totaling approximately $17.2 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

Effective August 1, 2018, the Suffolk County National Bank 401(k) Savings and Protection Plan as adopted by The Suffolk County National Bank of Riverhead was merged with and into the Plan and assets totaling approximately $26.5 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The targeted amendments serve to eliminate, add and modify certain disclosure requirements for fair value measurements. Among the changes, entities are no longer required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but are required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

These amendments are effective for reporting periods beginning after December 15, 2019 (January 1, 2020 for the Plan) and early adoption is permitted. Entities may also elect to (i) early adopt the eliminated and/or modified disclosure requirements and (ii) delay adoption of the new disclosure requirements until their effective date. The provisions set forth in this guidance, which the Plan elected to early adopt in 2018, have been reflected in Note 3 (as applicable) and did not have a significant impact on the Plan’s Financial Statements.

(c)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, BrokerageLink investments and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The Plan invests indirectly in a fully benefit-responsive investment contract (“FBRIC”) through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a collective trust fund consisting of investments in investment contracts issued by insurance companies and other financial institutions as well as synthetic investment contracts, and is stated at net asset value (“NAV”), as defined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) (see note 3).

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value Measurement of Investments

Investments, except for the Stable Value Fund which is not subject to the fair value hierarchy, are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820 establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the NAV per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

BrokerageLink Investments – The fair value of this self-directed brokerage account is based on quoted values of underlying shares of equities held within the account. There are no restrictions as to redemption of investment nor does the Plan have any contractual obligations to further invest in this account.

Common Trusts (T. Rowe Price Retirement Trusts) – The fair value of mutual funds or other common trust funds held by the trusts are valued based on quoted NAV per share or unit. The fair value of securities and certain other investments held by the trusts are valued based on the quoted market values of the underlying shares.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

Collective Trust – Valued based on reported NAV, as provided by the Plan administrator of the fund. The NAV is used as a practical expedient to estimate fair value. If available, quoted market prices (NAV) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2019.

(e)	Notes Receivable from Participants

Participant loans are accounted for as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(f)	Payments of Distributions

Distributions to participants are recorded when paid.

(g)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(h)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2019 and 2018, $543,980 and $592,101 in forfeitures were used to reduce People’s matching contributions, respectively. There was $121,722 and $68,989 in forfeitures available to reduce future employer matching contributions at December 31, 2019 and 2018, respectively.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(3)	Investments

The Plan, through its participation in the Stable Value Fund, has indirectly invested in a FBRIC. The Stable Value Fund, a collective trust, is a commingled pool that invests in: (i) investment contracts issued by insurance companies and other financial institutions; (ii) fixed income securities; and (iii) money market funds.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy:

	Fair Value Measurement Using
As of December 31, 2019 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$543,150	$—	$—	$543,149
People’s United Financial, Inc. common stock	89,576	—	—	89,576
Self-directed brokerage account	10,649	—	—	10,649
Common trusts	261,983	—	—	261,983

Total investments, at fair value	905,358	—	—	905,358
Putnam Stable Value Fund *	—	—	—	127,519

Total investments	$905,358	$—	$—	$1,032,877

	Fair Value Measurement Using
As of December 31, 2018 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$429,579	$—	$—	$429,579
People’s United Financial, Inc. common stock	77,962	—	—	77,962
Self-directed brokerage account	5,661	—	—	5,661
Common trusts	204,306	—	—	204,306

Total investments, at fair value	717,508	—	—	717,508
Putnam Stable Value Fund *	—	—	—	127,207

Total investments	$717,508	$—	$—	$844,715

*

In accordance with ASC 820, the fair values of the Putnam Stable Value Fund reflected in the tables above have been determined using the NAV per share (or its equivalent) practical expedient and, as such, have not been categorized within the fair value hierarchy. The fair values presented in the tables are intended to permit reconciliation of the fair value hierarchy table to amounts presented in the Statements of Net Assets Available for Plan Benefits.

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 8.50% at December 31, 2019 and 2018.

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $19,000 in 2019 and $18,500 in 2018.

Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2019 and 2018, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $6,000. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings.

The Plan also allows for Roth contribution options.

All eligible employees hired on or after January 1, 2015 are automatically enrolled in the Plan with a 1% deferral percentage (increased to 4% effective March 1, 2017), unless the employee elects a different percentage, including 0%.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank, N.A. Employees’ Retirement Plan (the “ERP”), which was closed to new participants effective August 14, 2006. In July 2011, People’s amended the ERP to “freeze”, effective December 31, 2011, the accrual of pension benefits for participants in that plan.

In conjunction with the ERP amendment, People’s amended the Plan to provide for contributions to the Plan on behalf of all ERP participants, effective January 1, 2012, in an annual amount equal to 3% of the employee’s eligible pre-tax earnings (as defined). At December 31, 2019 and 2018, the Plan recorded additional employer contributions receivable totaling $12,249,468 and $11,179,572, respectively, representing amounts due from People’s as a result of these Plan amendments.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

People’s matching contributions are made at the same time as participant contributions, while contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated November 15, 2017, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2019 and 2018

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The Plan is no longer subject to income tax examinations for years prior to 2016.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. Additionally, the Plan has a number of service providers which qualify as parties-in-interest. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

(11)	Subsequent Events

In January 2020, mutual fund investments totaling $16.6 million were received into the Plan from the Farmington Bank 401(k) Plan.

Effective January 15, 2020, the LEAF Investment Savings Plan as adopted by LEAF Commercial Capital, Inc. was merged with and into the Plan and assets totaling approximately $15.7 million were transferred into the Plan.

Effective January 16, 2020, the VAR Resources, Inc. 401(k) Plan as adopted by VAR Technology Finance was merged with and into the Plan and assets totaling approximately $2.6 million were transferred into the Plan.

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease (“COVID-19”) a global pandemic. Economic activity in many countries, including the United States, began to deteriorate rapidly as the COVID-19 pandemic spread across the globe. In the United States, which has been operating under a presidentially-declared national emergency since March 13, 2020, the COVID-19 pandemic has caused severe disruption to the capital markets as well as business and economic activity. As a result, the Plan’s investments have incurred a significant decline in their fair value since December 31, 2019. Because the value of the Plan’s investments fluctuates in response to changing market conditions, the amount of losses, if any, that may be recognized in subsequent periods, cannot be reasonably determined at this time.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
	American Century U.S. Mid Cap Value Equity Trust	747,247.007 shares	$25,302
	American Funds EuroPacific Growth Fund Class R6	861,129.830 shares	47,836
	Columbia Small Cap Value Fund II Class Y	406,892.756 shares	6,396
	Dreyfus Treasury & Agency Cash Management Inst’l	10,546.960 shares	11
	Invesco Diversified Dividend Fund R5 Class	1,389,320.604 shares	28,856
*	Fidelity Government Money Market Fund	11.920 shares	—
	Janus Henderson Venture Fund Class N	430,368.152 shares	35,979
	MassMutual Select Mid-Cap Growth Fund Class I	1,937,851.305 shares	45,908
	MFS Global Real Estate Fund Class R6	76,952.515 shares	1,348
	T. Rowe Price Growth Stock Trust B	2,514,285.827 shares	103,689
	Vanguard Institutional Index Fund IS	438,910.632 shares	127,385
	Vanguard Mid Cap Index Fund IS	568,267.985 shares	27,697
	Vanguard Small Cap Index Fund IS	229,909.932 shares	18,248
	Vanguard Total Bond Market Index Fund IS	1,796,814.782 shares	19,855
	Vanguard Total International Stock Index Fund IS	87,027.505 shares	10,397
	Western Asset Core Plus Bond Fund Class IS	3,699,234.066 shares	44,243

	Total mutual funds		543,150
	Common trusts:
	T. Rowe Price Retirement 2005 Collective Trust Class F	208,948.887 shares	3,466
	T. Rowe Price Retirement 2010 Collective Trust Class F	252,853.455 shares	4,400
	T. Rowe Price Retirement 2015 Collective Trust Class F	634,105.899 shares	11,839
	T. Rowe Price Retirement 2020 Collective Trust Class F	1,793,927.570 shares	35,861
	T. Rowe Price Retirement 2025 Collective Trust Class F	2,604,750.448 shares	55,273
	T. Rowe Price Retirement 2030 Collective Trust Class F	2,099,175.819 shares	46,896
	T. Rowe Price Retirement 2035 Collective Trust Class F	1,393,983.325 shares	32,326
	T. Rowe Price Retirement 2040 Collective Trust Class F	874,744.210 shares	20,810
	T. Rowe Price Retirement 2045 Collective Trust Class F	849,423.687 shares	20,335
	T. Rowe Price Retirement 2050 Collective Trust Class F	682,714.353 shares	16,337
	T. Rowe Price Retirement 2055 Collective Trust Class F	451,020.813 shares	10,788
	T. Rowe Price Retirement 2060 Collective Trust Class F	238,528.210 shares	3,652

			261,983
	Putnam Stable Value Fund	127,518,877.000 shares	127,519
*	Fidelity BrokerageLink	10,651,163.790 shares	10,649
*	People’s United Financial, Inc. common stock	5,300,163.014 shares	89,576
*	Notes receivable from participants	2,421 participant loans Interest rates ranging from 4.25% to 8.50%. Maturity dates of January 2020 to October 2034.	17,312

	Total investments and loans (held at end of year)		$1,050,189

	* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank, N.A.

Date: June 26, 2020	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McSoley McCoy & Company